

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

May 24, 2017

Via email
Mr. Michael McLaren
Chief Executive Officer
Xfuels, Inc.
2309 19th Street
Didsbury Alberta Canada
T0M 0W0

      Re: Xfuels, Inc.
               Form 10-K
               Filed March 24, 2017
               File No. 333-174304

Dear Mr. McLaren:

We issued comments to you on the above captioned filing on April 14, 2017. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by June 8, 2017.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Jenn Do at (202) 551-3743, Tracey McKoy at (202) 551-3772 or me at (202) 551-3355 with any questions.

                        Sincerely,

                        /s/ Terence O'Brien

                        Terence O'Brien
                        Branch Chief
                        Office of Manufacturing and
                        Construction